UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PHENOMEX INC.

(Name of Subject Company)

PHENOMEX INC.

(Name of Person Filing Statement)

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

084310101

(CUSIP Number of Class of Securities)

Scott Chaplin

Chief Legal Officer

PhenomeX Inc.

5858 Horton Street, Suite 320

Emeryville, California, 94608

(510) 858-2855

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Damien Zoubek, Esq.

Oliver Board, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, Floor 31

New York, NY 10022

(212) 277-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2023, (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by PhenomeX Inc., a Delaware corporation (the “Company”). This Schedule 14D-9 relates to the cash tender offer by Bird Mergersub Corporation, a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Bruker Corporation, a Delaware corporation (“Parent” or “Bruker”), to purchase all of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”) at a purchase price of $1.00 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2023 (as amended or supplemented from time to time in accordance with the Merger Agreement described below, the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto from time to time in accordance with the Merger Agreement described below, constitutes the “Offer”), copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Litigation Related to the Merger

The Company is aware of two complaints having been filed alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading, both in the United States District Court for the District of Delaware. The two complaints are captioned as follows: Carlisle v. PhenomeX Inc., et al., Case No. 1 :23-cv-00997-UNA (D. Del.) and Wilhelm v. PhenomeX Inc., et al., Case No. 1 :23-cv-00992-UNA (D. Del.) (collectively, the “Stockholder Actions”). The Stockholder Actions were each filed as individual actions by purported Company stockholders against the Company and the members of the Company’s board of directors (the “Board of Directors”). In addition to the Stockholder Actions, the Company has received thirteen demand letters from purported Company stockholders seeking supplemental disclosure with respect to the Merger, two of which enclosed draft complaints (collectively, the “Demand Letters”).

The Stockholder Actions all generally allege that the Company and the Board of Directors violated Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934, as well as Rule 14d-9 promulgated thereunder, as amended, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 filed in connection with the Offer. The Stockholder Actions allege that such omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. The Demand Letters contain the same basic allegations.

The Company believes that the allegations in the Stockholder Actions and the Demand Letters are meritless.

Supplemental Schedule 14D-9 Disclosure

The Company does not believe that supplemental disclosures are required or necessary under any applicable laws. However, solely in order to minimize expense and distraction and avoid the uncertainty of any litigation, the Company is electing to make the supplemental disclosures to the Schedule 14D-9 set forth below in response to the Stockholder Actions and the Demand Letters. The Company denies the allegations in the Stockholder Actions and the Demand Letters and denies that any violation of law has occurred. The Company believes that the Schedule 14D-9 disclosed all material information required to be disclosed therein and denies that any of the supplemental disclosures are material or are otherwise required to be disclosed. Nothing in the supplemental disclosures should be deemed an admission of the legal necessity or materiality of any supplemental disclosures under applicable laws.

The following supplemental disclosures will not affect the consideration to be received by stockholders of the Company in connection with the Offer or the timing of the Offer, which will expire at one minute after 11:59 p.m. New York City Time, on September 28, 2023 unless the Offer is extended or earlier terminated.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

This supplemental information should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. Page references in the below disclosures are to the pages in the Schedule 14D-9, and defined terms used but not defined herein have the meanings set forth in the Schedule 14D-9. Without admitting in any way that the disclosures below are material or otherwise required by law, the Company makes the following amended and supplemental disclosures, and this Amendment is incorporated into, and amends and/or supplements, the Schedule 14D-9. For clarity, new text within amended and restated paragraphs from the Schedule 14D-9 is shown with bold, underlined text.

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation — Background of the Merger Agreement; Reasons for Recommendation” is amended and supplemented as follows:

The disclosure on page 12 of the Schedule 14D-9 is modified by amending and restating the fourth paragraph in its entirety as follows:

On October 20, 2022, the Board held a regularly scheduled meeting with members of the Company’s management in attendance. At the meeting, the Board determined that it would be beneficial to create a committee so that a smaller group of directors would be available to the Company’s management and advisors, including at times when it was not practicable to convene the full Board. The Board then created a committee of the Board (which we refer to as the “Transaction Committee”) for that purpose, comprised of independent directors John Chiminski (as Chairman of the Transaction Committee), Jessica Hopfield, Greg Lucier and Elizabeth Nelson. The Transaction Committee was not created to address any actual or perceived conflict of interest and the members of the Transaction Committee did not receive any compensation for their service on the Transaction Committee. The Board authorized the Transaction Committee to, among other things, (1) examine and discuss strategic alternatives with the Company’s management, (2) lead and provide guidance to the Company’s management with respect to the process of evaluating or pursuing any such strategic alternatives and (3) report back to the Board as appropriate with respect to any such strategic alternatives.

The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” is amended and supplemented as follows:

The disclosure on page 33 of the Schedule 14D-9 below the subheading “Selected Public Companies Analysis” is modified by amending and restating the table in its entirety as follows:

Company	Enterprise Value ($ in millions)	Enterprise Value / LTM Revenue	Enterprise Value / NTM Revenue
908 Devices, Inc.	$93	1.90x	1.68x
Akoya Biosciences, Inc.	$253	2.98x	2.25x
Alpha Teknova, Inc.	$75	1.90x	1.70x
BioLife Solutions, Inc.	$555	3.42x	3.53x
MaxCyte, Inc.	$184	4.52x	3.53x
NanoString Technologies, Inc	$272	1.89x	1.37x
Rapid Micro Biosystems, Inc.(1)	$(65)	N/A	N/A
Standard BioTools Inc.	$411	3.90x	3.68x

(1)	Rapid Micro Biosystems, Inc. currently trades at a negative enterprise value.

The disclosure on page 33 of the Schedule 14D-9 is modified by amending and restating the fourth paragraph in its entirety as follows:

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of LTM revenue and NTM revenue based on the latest reported actual financial information or Wall Street consensus estimates, respectively, at the time of announcement for each respective transaction. William Blair considered the transaction multiples for the Company for the LTM and NTM revenue based on Wall Street consensus estimates and the Financial Forecasts and compared such multiples to the resulting range of transaction multiples. The Company’s NTM revenue reflects forecasted revenue for the third and fourth calendar quarters of 2023 and the first and second calendar quarters of 2024 totalling approximately $87 million. Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following tables:

The disclosure on page 33 of the Schedule 14D-9 below the subheading “Selected Precedent Transaction Analysis” is modified by amending and restating the table in its entirety as follows:

Date Announced	Target	Acquiror	Transaction Enterprise Value ($ in millions)	Enterprise Value / LTM Revenue	Enterprise Value / NTM Revenue
December 2022	IsoPlexis	Berkeley Lights	$60	3.18x	2.08x
April 2021	Luminex Corporation	DiaSorin	$1,821	4.16x	3.71x
November 2020	Horizon Discovery Group	PerkinElmer	$367	5.20x	4.55x
May 2016	Nanosphere	Luminex Corporation	$102	4.42x	3.35x
January 2016	Affymetrix	Thermo Fisher Scientific	$1,328	3.69x	3.57x

The disclosure on page 35 of the Schedule 14D-9 is modified by amending and restating the third paragraph in its entirety as follows:

William Blair utilized the Financial Forecasts to perform a discounted cash flow analysis of the Company’s projected future free cash flows for the six months ending December 31, 2023 through December 31, 2028. Using the discounted cash flow methodology, William Blair calculated the present values of the projected after-tax unlevered free cash flows for the Company. In this analysis, William Blair exercised its professional judgment, based on its experience and expertise, and calculated the assumed terminal value of the Company with a range of 1.75x-3.75x of calendar year 2028 expected revenue. To discount the projected unlevered free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 25.0% to 27.0%, determined using William Blair’s professional judgment. The discount rate range was derived based upon a weighted average cost of capital of the selected public companies using the capital asset pricing model.

The disclosure on page 35 of the Schedule 14D-9 is modified by amending and restating the fourth paragraph in its entirety as follows:

William Blair aggregated the present value of the after-tax unlevered free cash flows over the applicable Financial Forecast period, the present value of the potential tax savings expected to result from the utilization of the Company’s federal net operating losses ($4 million), and the present value of the assumed terminal value. William Blair then derived a range of implied equity values per share by adding the Company’s net cash as of June 30, 2023 of $31 million and dividing such amount by the Company’s total diluted Shares outstanding as of June 30, 2023 of 108,063,440 shares, as adjusted to take into account the impact of dilutive securities based on the treasury stock method at the implied share price. This analysis resulted in a range of implied equity values of $0.80 to $2.26 per Share, as compared to the Offer Price.

The disclosure on page 35 of the Schedule 14D-9 is modified by amending and restating the fifth paragraph in its entirety as follows:

At the direction of the senior management of the Company, given the liquidity position of the Company and the need for additional capital to finance the operations of the Company to achieve the Financial Forecasts, William Blair conducted an additional discounted cash flow analysis consistent with the above methodologies. In such analysis, reflecting the Sensitivities, William Blair assumed an immediate equity capital raise of $50 million by the Company both at a 0% discount and a 25% discount to the closing stock price as of August 14, 2023 (the latest practicable trading day for reference prior to the entry into the Merger Agreement). This analysis resulted in a range of implied equity values of $0.72 to $1.55 per Share in the 0% discount scenario and a range of implied equity values of $0.63 to $1.35 per share in the 25% discount scenario.

The disclosure on page 36 of the Schedule 14D-9 is modified by amending and restating the third paragraph in its entirety as follows:

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of the Company or other parties involved in the Transactions for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. William Blair is familiar with the Company, having been engaged on May 31, 2023 in connection with advising the Company on potential strategic alternatives. William Blair received a fee in the amount $150,000 for such services. Except for the foregoing, William Blair has not provided any investment banking or other services to the Company, Parent or Merger Sub within the past two years. William Blair may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which it may receive compensation. The Board hired William Blair based on its deep understanding of the Company’s business, and that William Blair had a significant wealth of experience in both the life science tools industry and in transactions of this type.

The section of the Schedule 14D-9 entitled “Item 8. Additional Information — Litigation” is amended and supplemented as follows:

The disclosure on page 47 of the Schedule 14D-9 is modified by amending and restating the fifth paragraph in its entirety as follows:

To date, there have been two complaints filed alleging that this Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading, both in the United States District Court for the District of Delaware. The two complaints are captioned as follows: Carlisle v. PhenomeX Inc., et al., Case No. 1 :23-cv-00997-UNA (D. Del.) and Wilhelm v. PhenomeX Inc., et al., Case No. 1 :23-cv-00992-UNA (D. Del.) (collectively, the “Stockholder Actions”). The Stockholder Actions were each filed as individual actions by purported Company stockholders against the Company and the members of the Board.

The Stockholder Actions all generally allege that the Company and the Board of Directors violated Sections 14(d), 14(e), and 20(a) of the Exchange Act, as well as Rule 14d-9 promulgated thereunder, as amended, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 filed in connection with the Offer. The Stockholder Actions allege that such omissions and misrepresentations rendered the Schedule 14D-9 false and misleading.

The Company believes that the allegations in the Stockholder Actions are meritless. The outcome of any pending or future litigation is uncertain. Such litigation, if not resolved, could prevent or delay consummation of the Offer and result in substantial costs to the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PHENOMEX INC.

By:	/s/ Scott Chaplin
Name:	Scott Chaplin
Title:	Chief Legal Officer

Dated: September 20, 2023